

Debbie Espinosa · 3rd

Chief Operating Officer

Sebastopol, California, United States ·

Contact info

87 connections

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MedWave Software Solutions, Inc.

Experience

Chief Operating Officer

MedWave Software Solutions, Inc.

Mar 2016 – Present · 5 yrs 6 mos

Sebastopol, CA

I am responsible for compliance, human resources, investor relations and operations.

Chief Operating Officer

Master Builder Construction Management Software

Feb 1990 – Apr 2003 · 13 yrs 3 mos

Sebastopol, CA

I managed the compliance, operations, customer service, VAR and Advisor groups, investor relations, human resources including payroll, hiring, and benefits. I managed a Direct Public Offering and the sale of the company to Intu ...see more

Skills & endorsements

Management · 6

Douglas Michael and 5 connections have given endorsements for this skill

Leadership · 5

Dr Radhika Radhakrishnan and 4 connections have given endorsements for this skill

Customer Service · 5

Michael Stamatinos and 4 connections have given endorsements for this skill

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